

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

May 24, 2006

W. Peter Day
Chief Financial Officer
Amcor Limited
679 Victoria Street
Abbotsford, Victoria 3067 Australia

> **RE: Form 20-F for Fiscal Year Ended June 30, 2005
> File No. 0-18893**

Dear Mr. Day:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED JUNE 30, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 5 – Operating and Financial Review and Prospects, page 25

AGAAP Results of Operations, page 29

2. You indicate that management and Board reviews results on a PBITA basis. Your
    PBITA is not computed as it is commonly defined. Please consider using
    "adjusted PBITA" or "PBITA excluding significant items" to reflect this
    departure from the most common definition of PBITA.

3. You eliminate business integration and restructuring expenses and market sector
    rationalization expenses from PBITA for last three years presented. Please note
    that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial
    performance measure to eliminate or smooth items identified as non-recurring,
    infrequent or unusual, when the nature of the charge or gain is such that it is
    reasonably likely to recur within two years or there was a similar charge or gain
    within the prior two years. Further, the response to Question 8 in our June 13,
    2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial
    Measures clarifies that companies must meet the burden of demonstrating the
    usefulness of any measure that excludes recurring items, especially if the non-
    GAAP financial measure is used to evaluate performance. Please revise your
    disclosure to demonstrate the usefulness of your non-GAAP performance
    measures PBITA by discussing the following:

    •   the manner in which you use the non-GAAP measures to conduct or evaluate
        your business;

    •   the economic substance behind your decision to use such measures;

    •   the material limitations associated with use of the non-GAAP financial
        measure as compared to net income;

    •   the manner in which you compensates for these limitations when using the
        non-GAAP financial measures; and

    •   the substantive reasons why you believe the non-GAAP financial measures
        provide useful information to investors.

Exhibits 12(a) and 12(b)

4. Your current certifications do not include paragraphs 3 and 4d as shown in the
    Instructions to Exhibit 12 of Form 20-F. Please amend your Form 20-F to include
    currently dated certifications that conform to the format provided in the
    Instructions to Exhibit 12 of Form 20-F. In doing so, please refile your Form 20-
    F in its entirety, along with a currently dated signature on page 87.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief